TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Closing of Private Placement

April 25, 2023 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX/NYSE American: TMQ) ("Trilogy" or the "Company") is pleased to announce the closing of the previously announced non-brokered private placement of 5,854,545 common shares of the Company (the “Common Shares”) at a price of US$0.55 per Common Share for gross proceeds of US$3.22 million (the “Private Placement”).

The Private Placement was led by the Company’s two largest shareholders. Electrum Strategic Opportunities Fund L.P. (“Electrum”) and a wholly owned subsidiary of South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32") subscribed for US$1.2 million each under the Private Placement. In addition to Electrum and South32, Tony Giardini, the Company’s President and Chief Executive Officer participated in the Private Placement. Electrum, South32 and Mr. Giardini are affiliates or insiders of Trilogy (collectively, the “Related Parties").

Collectively, Related Parties purchased an aggregate of 4,545,454 Common Shares under the Private Placement. The Related Parties are each considered a “related party” of the Company and the sale of Common Shares under the Private Placement to the Related Parties accordingly constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* (“MI 61-101”). The “related party” portion of the Private Placement was exempt from the minority approval requirement of Section 5.6 and the formal valuation requirement of Section 5.4 of MI 61-101 as neither the fair market value of the “related party” portion of the Private Placement, nor the fair market value of the consideration of the “related party” portion of the Private Placement, exceeded 25% of the Company’s market capitalization.

At the closing of the Private Placement, the Company’s issued and outstanding Common Shares total 154,837,574. Electrum now holds 21.0% and South32 now holds 12.0% of the issued and outstanding Common Shares.

Proceeds from the Private Placement will be used for general corporate purposes.

The securities sold in the private placement have not been registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), or any state or other applicable jurisdiction's securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state or other jurisdictions' securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company that holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral

Projects in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District, one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits that have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini   Elaine Sanders
President & Chief Executive Officer   Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "poised" and similar expressions, or statements that events, conditions, or results "will", "may", "could", "would" or "should" occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements related to the anticipated use of proceeds from the Private Placement and Trilogy's vision for the development of the Ambler Mining District. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the ability to complete the Private Placement, receipt of regulatory approvals and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2022 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. Copy of Company's Form 10-K may be obtained at no charge by visiting our Investors website at www.trilogymetals.com, the SEC's website at www.sec.gov or at www.sedar.com. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.